Exhibit 99.1
FOR IMMEDIATE RELEASE
City of Dreams Welcomes its One Millionth Guest
Visitors continue to crowd to the ‘next generation’ entertainment resort
New York, Monday, June 29, 2009 — Melco Crown Entertainment Limited (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today announced that City of Dreams welcomed its one millionth guest on Saturday, June 27, 2009, just 27 days after its opening on June 1.
More than 37,000 visitors a day on average have experienced first-hand Macau’s newest and much anticipated leisure and entertainment destination during the first 27 days.
Mr. Au Yiu Hung and Ms. Cheng Shuk Yin, the surprised one millionth guest couple, were greeted at the main entrance of City of Dreams by Mr. Greg Hawkins, President of City of Dreams. To mark this important milestone, Mr. and Mrs. Au received prizes worth HK$118,888, including a night’s complimentary stay in the Rock Star Suite at Hard Rock Hotel, and a private shopping spree at The Boulevard.
“It is our great pleasure to welcome Mr. and Mrs. Au to City of Dreams as our one millionth guest,” said Mr. Greg Hawkins. “It is a real achievement to have received our one millionth guest in just 27 days since our opening. We are delighted with the customer interest generated so far by City of Dreams. Visitors are clearly eager to experience for themselves the wide range of entertainment experiences we have to offer at this amazing urban destination resort.”
The initial opening of City of Dreams will be followed by the opening of Grand Hyatt Macau later this year, offering approximately 800 additional guest rooms. The much-anticipated Dragone inspired theater show will open in its own purpose-built Theater of

Dreams early next year. The third and final planned phase of development at City of Dreams will feature a luxury apartment hotel consisting of approximately 800 units.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for Phase 2 of City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on March 31, 2009 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company’s first property, Altira Macau (www.altiramacau.com) (formerly Crown Macau), opened on May 12, 2007 and Phase 1 of its second property, City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau opened on June 1, 2009. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,300 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top 100 company listed on the Australian Stock Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.
Investor Inquiries:
Geoffrey Davis, CFA
Senior Vice President, Corporate Finance
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com

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